CITIGROUP GLOBAL MARKETS INC.

GOLDMAN, SACHS & CO.

CREDIT SUISSE SECURITIES (USA) LLC

DEUTSCHE BANK SECURITIES INC.

c/o Citigroup Global Markets Inc.

390 Greenwich Street

New York, NY 10013

c/o Goldman, Sachs & Co.

200 West Street

New York, NY 10282-2198

c/o Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010-3629

c/o Deutsche Bank Securities Inc.

60 Wall Street

New York, NY 10005

December 9, 2013

Re:	Taminco Corporation
Registration Statement on Form S-1
Registration File No. 333-192524

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Attention: Ms. Pamela Long; Mr. Leland Benton; Mr. Craig Slivka

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that we intend to distribute approximately 2,550 copies of the Preliminary Prospectus dated December 9, 2013 to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Taminco Corporation for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on December 11, 2013, or as soon thereafter as practicable.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
GOLDMAN, SACHS & CO.
CREDIT SUISSE SECURITIES (USA) LLC
DEUTSCHE BANK SECURITIES INC.

Acting severally on behalf of themselves and the several Underwriters

By:	Citigroup Global Markets Inc.

By:	/s/ Daniel Weisenberg
Daniel Weisenberg

By:	Goldman, Sachs & Co.

By:	/s/ Adam Greene
Adam Greene

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Spyros Svoronos
Spyros Svoronos

By:	Deutsche Bank Securities Inc.

By:	/s/ Isobel Van-Daesdonk
Isobel Van-Daesdonk

By:	/s/ John Reed
John Reed

[Signature Page to Underwriter Acceleration Request]